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May 24, 2017

Vote FOR Proposal #10 to Adopt a Majority Vote Standard for Director Elections

Dear fellow Netflix shareowner:

We urge you to vote FOR Proposal #10 regarding majority vote for director elections at the Netflix, Inc. annual meeting of stockholders on June 6, 2017. The proposal would amend Netflix's bylaws to require directors to be elected by a majority of shares voting at a meeting except in the case of a contested election. The rationale for the proposal is detailed below.

Majority Vote Requirements Ensure That Shareowners' Votes Count

Majority vote for director elections is a basic premise – if a nominee receives majority opposition, he or she should not be elected. Under a plurality voting standard, such as the one currently maintained by Netflix, the company's nominees need only a single "for" vote to be elected when the elections are uncontested. It is the widely accepted view of U.S. investors and most major international markets that majority voting in uncontested elections ensures that shareowners' votes count and enhances director accountability to shareowners. Netflix is now an outlier when it comes to director elections – 88% of Netflix's peers in the S&P 500 have adopted a majority vote standard for uncontested director elections.

Netflix Has Failed to Respond to Low Levels of Support for Directors

Netflix has failed to demonstrate responsiveness to low levels of support for directors under the current plurality standard. In two instances in the last four elections, a director received majority opposition and was not replaced (Director Barton in 2015 and Director Kilgore in 2013). Three other directors received over 40% opposition in their most recent elections but continue to sit on the board (Directors Hoag, Battle, and Mather). This level of opposition is extraordinary given that the average support for directors at S&P 500 companies in 2016 was 97%.

A Bylaw Amendment is Appropriate Given Netflix's Track Record of Non-Responsiveness to Majority-Supported Shareholder Proposals

A bylaw amendment is appropriate because proposals regarding majority vote for director elections at Netflix already received the support of over 80% of votes cast in 2016, 2014, and 2013 and yet Netflix has failed to amend its bylaws (a majority vote proposal did not appear on the company's proxy statement in 2015). This lack of responsiveness to shareowners fits into a larger pattern at Netflix: the board has failed to act on 17 majority-supported shareholder proposals in just the last six years. These majority-supported proposals include: majority vote for director elections, board declassification, shareholder approval of poison

pills, independent chairman, elimination of supermajority vote requirements, the right to call special meetings, and proxy access.

The Netflix Board Has Become Entrenched and Insular Without Meaningful Accountability

In the absence of meaningful director accountability, the Netflix board has become entrenched and insular. Half of the independent directors have tenures of at least 12 years and the board suffers from extensive interlocks.[i] The Nominating and Governance Committee has just two members, both of whom have over 15 years of tenure (Directors Hoag and Barton). In fact, a 2015 analysis by the Wall Street Journal found that Netflix was one of only 11 companies in the S&P 500 where a key board panel consisted of two people.[ii] Perhaps as a result, the Netflix board lacks competencies that are critical for a global entertainment company. Unlike 81% of its peers in the S&P 500, Netflix does not have any racial or ethnic diversity on its board.[iii] Furthermore, despite Netflix's global reach, the board does not have a single member based outside the west coast of the U.S.[iv] While we appreciate Netflix's recent performance, we are concerned that the board's narrow perspective could expose shareowners to risk as the company faces new pressures in the U.S. and continues to grow internationally.

The Netflix Board Has Not Provided a Credible Argument in Opposition to the Proposal

The Netflix board opposes this year's majority vote proposal, just as it opposed the majority vote proposals that received majority support from shareowners in 2016, 2014, and 2013. In its opposing statement, the Netflix board contends that the proposal would create a technical "conflict" within the company's bylaws. However, any perceived conflict could be easily resolved and does not impact the validity of the proposal.[v] The suggestion that the board would not be able to successfully implement this straightforward measure lacks credibility. In addition, the Netflix board contends that the proposal would introduce uncertainty into the director election process and that plurality voting "has served the Company well." Unfortunately, it is the company's current director election practice that has increased uncertainty by undermining shareowner confidence in the board.

For all these reasons, we urge you to vote FOR Proposal #10 to adopt a majority vote standard for director elections. Should you have any questions please feel free to contact Brady Gordon at brady.gordon@seiu.org or Aeisha Mastagni at AMastagni@calstrs.com.

Sincerely,

Bill Dempsey
Chief Financial Officer
Service Employees International Union

Anne Sheehan
Director of Corporate Governance
California State Teachers' Retirement System

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

[i] CtW Investment Group letter to Netflix shareholders, May 9, 2016. Available at: http://ctwinvestmentgroup.com/wp-content/uploads/2016/05/NFLX_DearShareholder_Final_May9-2.pdf.

[ii] Joann S. Lublin, "Two-Person Board Committees Exist at Some Big Firms," *Wall Street Journal*, January, 27, 2016.

[iii] Institutional Shareholder Services, *List of S&P 500 Firms with No Racial or Ethnic Diversity*, January 4, 2017.

[iv] According to their LinkedIn profiles, Directors Hastings, Hoag, Battle, and Kilgore are based in the San Francisco Bay Area; Director Haley is based in Menlo Park, California; Director Sweeney is based in the Greater Los Angeles Area; Director Barton is based in Seattle, Washington; and Director Smith is based in the Greater Seattle Area. According to a March 2, 2017 filing with the Federal Communications Commission by Planet Labs Inc. and Google Inc., Director Mather's address is in Carmel, California (Director Mather is a director at both Planet Labs Inc. and Google Inc.).

[v] Indeed, Netflix did not seek no-action relief from the SEC on the ground that this "conflict" rendered the proposal legally invalid. Instead, the company asked the SEC for no-action relief on the ground that the proposed bylaw was so vague and indefinite that shareholders would not understand what they were voting on – an argument that the SEC rejected. See: https://www.sec.gov/Archives/edgar/vprr/2017/20170242.pdf.